[	News Release
TSX:RMX | NYSE Amex:RBY November 12, 2009

RUBICON MINERALS ANNOUNCES
CLOSING OF CDN $86 MILLION BOUGHT DEAL FINANCING

Toronto: November 12, 2009 – Rubicon Minerals Corporation (RMX.TSX: RBY.NYSE-AMEX) (the "Company" or "Rubicon") is pleased to announce that it has closed its previously announced bought deal equity financing of 18,975,000 common shares (which includes the exercise in full of the over-allotment option of 2,475,000 common shares) at a price of Cdn$4.55 per share for aggregate gross proceeds to the Company of Cdn$86,336,250.

The Company plans to use the net proceeds from the offering to advance the development of the Phoenix Gold Project and for general working capital and other corporate purposes.

The common shares were offered by way of a short form prospectus filed in all of the provinces of Canada, other than Québec, pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the "U.S. Securities Act").

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

This news release contains certain statements that may be considered "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur.  Forward looking statements in this news release include the anticipated use of proceeds from the offering.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required regulatory approvals, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. Except as required by law, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for Rubicon's proposed exploration and development programs, the availability of financing for Rubicon's proposed exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

RUBICON MINERALS CORPORATION

"David W. Adamson"

President and Chief Executive Officer

For more information, contact Bill Cavalluzzo, VP Investor Relations, Toll free: 1.866.365.4706

E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com

Rubicon Minerals Corporation | Suite 1540-800 West Pender Street | Vancouver BC, CANADA V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.